

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2008

Mail Stop 7010

Via U.S. mail

William Doyle
Chief Executive Officer
Vystar Corporation
3235 Satellite Boulevard
Building 400, Suite 290
Duluth, GA 30096

Re: **Vystar Corporation**
        Registration Statement on Form S-1
        Filed on: November 13, 2008
        File No.: 333-155341

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request. Please note that you should indicate on the first page of the public copy of the exhibit that certain portions of the exhibit have been omitted based upon a request for confidential treatment.

2. We note that you are registering 600,000 shares of common stock being distributed by Universal Capital Management, Inc. ("UCM") to its public stockholders. We believe that you may be registering the wrong transaction. The effect of the transaction appears to be a distribution of Vystar common stock to the public by Vystar through UCM and its public stockholders. As such, this offering would not be a true secondary offering contemplated by Rule 415(a)(1)(i) of the Securities Act and instead appears to represent a primary offering. Since you would not be eligible to conduct an at the market offering under Rule 415(a)(4) of the Securities Act, the offering must be made at a fixed price and you must identify UCM and its stockholders as underwriters. Please revise all sections of the prospectus which address issues raised by these comments.

3. We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

5. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

6. Please provide updated consents from your independent accountants in each amendment to your registration statement.

7. Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

Outside Front Cover of Prospectus

8. Since UCM is considered an underwriter in connection with the distribution of the 600,000 shares of Vystar common stock, please revise the first paragraph to state that the 600,000 shares of Vystar common stock will be "distributed" to the record stockholders of UCM and identify UCM and its record stockholders as underwriters.

9. Since there is currently no market for your common stock, please disclose the price per share of the 500,000 shares of common stock being offered by the selling shareholders. We will not object if you state a price that will be effective until the company's shares are quoted on the OTCBB, with sales thereafter occurring at market prices.

Prospectus Summary, page 1

Overview, page 1

10. Please disclose here that you are a development stage company with very limited revenues (we note the "We have had very limited revenues in our history" risk factor disclosure on page 6).

11. We note that throughout the prospectus you use data and statistics to describe a particular market, industry or trend; however, you rarely disclose the source of the data (for example, we note your disclosure about the 9.7 million tones of NRL produced globally; the estimated 40,000 products made from liquid latex; we note similar disclosures in your Business discussion starting on page 25). Please disclose the sources of your data and explain whether this information is publicly available or whether was prepared for your benefit and/or funded by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

12. We note your disclosure in the last sentence of the first paragraph regarding the completion of several production runs. Please expand your disclosure to clarify whether full scale manufacturing has started and whether any of your products have entered the market.

History and Background, page 1

13. We note your extensive disclosure regarding Mr. Honeycutt. Please make clear whether he has any continuing role with the company at this time.

The Offering, page 4

14. We note that you provide limited disclosure about UCM, the role that UCM plays pursuant to the several Management Agreements entered between the company and UCM between January and April 2008, and the August 2008 letter agreement regarding the issuance of the 600,000 shares of Vystar common stock upon the effectiveness of this registration statement (see page 44). We further note that you provide no reasons for the distribution of these shares by UCM to its public stockholders. Please disclose here:

- Brief background information about UCM;

- Summary of the material terms of the Management Agreements, and in particular the August 2008 letter agreement, or a cross reference to a section of the filing where you discuss these agreements;

- The reasons for the distribution;

- The prospective number of Vystar shareholders following the distribution (in UCM's latest 10-K filing, UCM disclosed that it had 631 record holders); and

- The mechanics of the distribution.

15. Please explain how the 500,000 shares being offered by the selling shareholders were issued (i.e., whether they all constitute founder stock), and to the extent applicable, please describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

Risk Factors, page 6

While Vytex NRL is currently in the early stages of 510(k) application with the FDA…, page 7

16. Please include in an appropriate section of the filing an explanation of what the FDA 510(k) process is, including the related regulatory issues. Please ensure to discuss the difference between a certification versus a clearance granted by the FDA, as well as what a class 2 medical device is considered to be. Also explain what right or obligation, if any, the US manufacturer has to initiate the process (we note your disclosure in the first paragraph on page 27).

Market and Industry Data, page 10

17. Please revise this section to remove any implication that you are not responsible for the information you have chosen to include in your prospectus.

Selling Shareholders, page 12

18. List all of the stockholders of UCM who will receive shares of the company as a result of the distribution as "selling stockholders" and include the number of shares they may sell. Provide the information required by Item 507 of Regulation S-K.

Plan of Distribution, page 13

19. Please revise your disclosure to cover the distribution of the 600,000 shares of Vystar common stock. As a result, please identify UCM and its stockholders as underwriters in connection with this distribution.

United States Tax Consequences, page 14

20. Please refer to "material" rather than "certain" tax considerations. Please also remove the statement in the second paragraph that the discussion is for "general information purposes only," as it implies that investors may not be able to rely on the disclosure and that you may not be fully responsible for it under the federal securities laws.

Sources and Uses of Cash, page 23

21. Your discussion of the cash used in operations merely repeats information from the face of the balance sheet. Please revise your filing to specifically discuss the reasons for the fluctuations in cash flows, specifically as they relate to working capital items.

Business, page 25

General

22. While your disclosures about (i) the various applications for your Vytex NRL products, (ii) the markets that you are exploring, as well as (iii) your intended marketing plan provide investors with a great understanding of your product potential and market development, there is little disclosure about the company's plan of operation and funding requirements for the next 12 months. Pursuant to Item 101(a)(2) of Regulation S-K, please disclose the plan of operation for the next 12 months by identifying any significant steps or milestones and any significant expenditures that will be completed during this phase.

23. We note that your disclosure in the Business section is missing:

   - Information related to competition; sources and availability of raw materials; patents and trademarks; cost of research and development; cost of compliance with environmental laws; and the number of employees, all as required by Items 101(h)(4)(iv), (v), (vii), (x), (xi) and (xii) of Regulation S-K; and

   - Information about the company's property and/or any legal proceedings, all in accordance with Items 102 and 103 of Regulation S-K.

   Please revise your disclosures to address these items.

Current Production of NRL, page 25

24. We note that here and in the summary you mention that over 1.0 million tones of NRL are produced as liquid latex. Please explain the significance of this distinction. For example, since the best point to produce Vytex NRL is while

NRL is in its raw liquid stage, as disclosed under "Products and Services", does this mean that Vytex NRL is a substitute only for liquid latex and will compete only in the market for liquid latex?

Products and Services (Vytex NRL), page 26

25. The description of your products should include a more comprehensive discussion of your technology. To the extent that you can discuss aspects of your patented technology which serve as basis of your beliefs regarding the superior performance of your product, please do so. In any case, please clarify why you believe your product is superior and what distinguishes it from alternative products.

26. Where you refer to the "major processor" with whom you have contracted to process the Vytex NRL, please clarify, if true, that this is Revertex.

27. Your disclosure about the current status of your product development, manufacturing capacity and market acceptance needs to be concise and direct. While there may be different applications for your Vytex NRL product, it is unclear whether the different applications would require different formulation and whether you have the capacity to enter all the markets at once. Further, given that the markets that you are pursuing are unconsolidated, you have not explained how you intend to achieve your aggressive marketing plan across the various industries.

- Please provide the investors with a more in-depth understanding of the current status of your product development and the particular industry group and/or application that you are first targeting (i.e. whether you are targeting the exam glove arena as your market entry; what the required capacity of Vytex NRL production would be to enable market entry and revenue recognition; and whether, if accepted by a manufacturer in its product mix, your toll manufacturer is able to run full capacity manufacturing).

- Please remove ambiguities regarding the status of your product development. You disclose that Revertex has started full production mode to manufacture Vytex NRL commercially and that is shipping Vytex NRL to latex product manufacturers. You also disclose that Revertex ran first production in February of 2008 and since, it has completed several subsequent runs (see page 1), as well as that no manufacturer has accepted Vytex NRL in its product mix (see third risk factor on page 7).

- In your discussion about market acceptance, please elaborate on how easy or difficult it will be for the various product manufacturers to "switch" their raw materials and whether the change may compromise their manufacturing process. For example, your discussion about natural rubber yarn on page 42 does not fully explore the need for natural rubber yarn and the textile manufacturers' likelihood to integrate this material in their products.

28. Please clarify the parties who are negotiating the creation of a distribution network for North America and Europe and what role you have played in these negotiations (see the last sentence of the fourth paragraph on page 27).

29. Please expand your disclosure about the material terms of the manufacturing agreement with Revertex, including, but not limited to matters such as duration, cancellation terms, payment terms, termination and/or liquidated damages.

The Market, page 29

30. Please disclose the trade association whose study you are referring in the second paragraph on page 30.

31. Please provide an example of the category of manufacturers referred to at the end of the first paragraph on page 31.

Surgical and Exam Gloves, page 31

32. Please confirm that the 2002 Frost and Sullivan Report is the latest report published, or otherwise update your data accordingly.

33. Please clarify in the filing that the Medical Gloves Raw Material Characteristic Comparison chart represents your opinions only.

Latex Bedding and Foams, page 35

34. Please explain whether the data extracted from Latex Foam International's chart is publicly available information and briefly explain what Latex Foam International is.

Agreements with Universal Capital Management, Inc., page 44

35. Please expand your disclosure regarding the January 2008 agreement to include the February 29, 2008 addendum which extended the term of the original agreement, as well as granted UCM an additional warrant to purchase 500,000 shares of common stock at $2/share.

Management, page 46
Executive Officer and Directors, page 23

36. In accordance with Item 401(e) of Regulation S-K, please indicate for each named executive officer and director the principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Code of Business Conduct and Ethics, page 51

37. Please clarify the website address www.logmein.com. It does not appear to be a functional website.

Director Compensation, page 52

38. The director compensation table should reflect the format and the requirements of Item 402(r) of Regulation S-K. Please revise your disclosure accordingly.

Summary Compensation Table, page 54

39. Please explain your footnote (2) disclosure. It appears that no bonuses were paid during the last three fiscal years. Also, please note that bonuses of a discretionary nature which are made outside of a plan must be disclosed in the bonus column of the summary compensation table. See Item 402(n)(2)(iv) of Regulation S-K and the related instructions, as well as Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

40. In accordance with Item 402(o) of Regulation S-K, please include a brief narrative disclosure to the summary compensation table.

Employment Agreements, page 55

41. With respect to Mr. Doyle's employment agreement, please expand your disclosure about his annual bonus to include information found on Schedule A to the agreement regarding the board's discretion not to award Mr. Doyle the annual bonus if the company meets less than 90% of certain stated objectives. Further, please confirm whether the objectives of the company's performance have not yet been determined. Otherwise, please disclose what they are.

Grants of Plan-Based Awards, page 55

42. In accordance with Item 402(p) of Regulation S-K, please revise your disclosure to include the Outstanding Equity Awards at Fiscal Year-End table.

2004 Long-Term Incentive Compensation Plan, page 55

43. Please explain what a "permissible" relationship with the company is for purposes of vesting of options in connection with a change in control event.

Limitation of Liability and Indemnification, page 56

44. Please explain your disclosure that the indemnification provisions of the company's articles of incorporation and bylaws "are not exclusive".

Certain Relationships and Related Transactions, page 57

45. Please tell us why you have not filed the Climax note as an exhibit to the registration statement.

46. We note your disclosure about the accrued severance for the benefit of the company's former CFO, Glen Smotherman (Note 9 to the December 31, 2007 financial statements, page F-19). Please include here similar disclosure.

Principal Shareholders, page 58

47. In accordance with Item 403(a) of Regulation S-K, please include address information for the beneficial owners.

48. Please explain to us how you are calculating the number of shares beneficially owned by UCM based on the various warrants granted to UCM.

49. Please revise your footnote disclosure as follows:

   - In footnote (2), please identify the exact number of shares issuable pursuant to the option exercisable at $1.00/share and the option exercisable at $1.50/share; and
   - In footnotes (5) and (6) disclose the actual exercise price of the warrant to acquire 160,000 shares and the warrant to acquire 40,000 shares of common stock.

Description of Capital Stock, page 58

Options and Warrants, page 59

50. In accordance with Item 202(c) of Regulation S-K, please disclose that the warrants cannot be exercised on a cashless basis.

Item 17. Undertakings, page II-3

    51. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

       Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gerald L. Baxter, Esq. (via facsimile @ (678) 553-2431)
        Greenberg Traurig, LLP
        3290 Northside Parkway, Suite 400
        Atlanta, GA 30327